KeyBanc Capital Markets
a division of McDonald Investments Inc.
McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114
July 28, 2005
VIA FACSIMILE (202) 772-9220
Ms. Melinda Kramer
Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration
Superior Well Services, Inc.
Registration Statement on Form S-1 (File No. 333-124674)
Dear Ms. Kramer:
     Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), KeyBanc Capital Markets, a division of McDonald Investments Inc., as representative for the underwriters of the proposed issue by Superior Well Services, Inc. (“Superior”), join Superior in requesting that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Time on Thursday, July 28, 2005, or as soon thereafter as possible.
     KeyBanc hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above referenced Registration Statement.

Very truly yours,

KEYBANC CAPITAL MARKETS, A DIVISION OF MCDONALD INVESTMENTS INC.

By:	McDonald Investments Inc.

By:	/s/ David Gruber

Name: David Gruber
Title: Managing Director

cc:	Superior Well Services, Inc.
Jones Day
Vinson & Elkins LLP